Paramount Communications Inc.


							February 11, 1994


Martin Lipton, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019


Dear Martin:

             Last night we received a letter from Viacom stating that QVC has violated the bidding procedures to which we all agreed. Based on published reports of meetings held by QVC with members of the investment community, Paramount has grave concerns regarding QVC's compliance with the bidding procedures.

             If there are any plans or intentions with respect to open market purchases of QVC stock by its investors or any other party, please advise us today as to why you believe they do not violate the bidding rules.


                                                       Sincerely


                                                       /s/ Donald